CHINA EDUCATION ALLIANCE, INC.
58 Heng Shan Road, Kun Lun Shopping Mall,
Harbin, People’s Republic of China 150090

September 10, 2010

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:Jessica Plowgian, Attorney-Advisor

Re:	China Education Alliance, Inc. (the “Company”)
Form 10-K for Fiscal Year ended December 31, 2009
Filed April 15, 2010
File No. I-34386

Dear Ms.Plowgian:

We are responding to comments contained in the Staff letter, dated August 27, 2010, addressed to Mr. Xiqun Yu, the Company’s President and Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K dated March 15, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Corporate Structure, page 6

1.
Please tell us in your response letter how your ownership structure complies with the PRC legal restrictions on foreign ownership and investment in internet and education businesses.  In future filings disclose whether any of your subsidiaries are wholly-owned foreign enterprises (WOFE) and disclose the business scope of each subsidiary.

Response:

Foreign Ownership Restrictions on Internet Content Provision Businesses

The State Council promulgated the Administrative Rules on Foreign-Invested Telecommunications Enterprises in December 2001, as amended on September 10, 2008, or the FITE Rules. The FITE Rules set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. Pursuant to the FITE Rules, the ultimate capital contribution ratio of the foreign investor or investors in a foreign-funded telecommunications enterprise that provides value-added telecommunications services shall not exceed 50%. In addition, pursuant to the FITE Rules permitted foreign investment ratio of value-added telecommunications services is no more than 50%.

In addition, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating a track record and experience in operating value-added telecommunications business overseas. Moreover, foreign investors that meet these requirements must obtain approvals from China’s Ministry of Industry and Information (“MII”) and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 26, 2006, MII publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, dated July 13, 2006, or the MII Notice, which reiterates certain provisions under the FITE Rules. According to the MII Notice, if any foreign investor intends to invest in a Chinese telecommunications business, a foreign-invested telecommunications enterprise shall be established and such enterprise shall apply for the relevant telecommunications business licenses. The MII Notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to the MII Notice, either the holder of a value-added telecommunication service license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The MII Notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered its license.

We completed our reverse merger and our corporate structure was established in September 2004, before the implementation of the FITE Rules and the MII Notice.  Accordingly, we do not believe that the FITE Rules and the MII Notice apply to us.  Further, even if they did, we do not believe that we are in the telecommunications business.   We do not provide connectivity and internet services. We are primarily in the education business and only a portion of our education resources is disseminated to our paying customers as opposed to the general public via internet download.  Finally, our vocational training services are provided in collaboration with and through a PRC company, China Vocation Education Society.   We do not own or have any equity stake in China Vocation Education Society.

In the opinion of Heilongjiang Min Qiang Law Firm, our PRC legal counsel, the ownership structures of China Education Alliance, Inc.’s subsidiaries in China are in compliance with existing published PRC laws and regulations.

However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements in the event of imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, we cannot assure you that the PRC regulatory authorities will not ultimately take a contrary view.

If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties.

Under our current corporate structure, only Harbin Zhong He Li Da Education Technology, Inc. and Beijing Wei Shi Yi Tong Education Technology Co., Inc. are Wholly Foreign Owned Entities (WFOEs).

We will disclose the business scope of each entity in future filings.

Government Regulations, page 11

2.
In futurefilings, please disclose each of the education and business licenses and permits you and subsidiaries are required to hold.  If material, add risk factor disclosure in future filings regarding and licenses or permits you or your subsidiaries do not currently hold.

Response:

Duly noted.  We will list each education and business licenses and permits we and our subsidiaries are required to hold as follows:

Harbin Zhong He Li Da Education Technology, Inc.

1.	Certificate of Approval
2.	Business License
3.	Tax Registration Certificate
4.	Organization Code Certificate
5.	State Administration of Foreign Exchange Registration Card

Heilongjiang Zhonghe Education Training Center

1.	Certificate of Approval

Beijing Hua Yu HuiZhong Technology Development Co., Ltd
1.	Business License
2.	Tax Registration Certificate
3.	Organization Code Certificate

Harbin New Discovery Media Co.
1.	Business License
2.	Tax Registration Certificate
3.	Organization Code Certificate

Zhong He Li Da (Beijing) Management Consultant Co. Ltd
1.	Business License
2.	Tax Registration Certificate
3.	Organization Code Certificate

Beijing New Shifan Education & Technology Co.Ltd.

1.	Business License
2.	Tax Registration Certificate
3.	Organization Code Certificate

Beijing Wei Shi Yi Tong Education Technology Co., Inc.

1.	Certificate of Approval
2.	Business License
3.	Tax Registration Certificate
4.	Organization Code Certificate

Our PRC counsel has advised us that we have all the material business licenses and approvals to conduct our business in the PRC.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Zibing Pan
Zibing Pan
Chief Financial Officer